SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-34403

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Territorial Savings Bank 401(k) Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Territorial Bancorp Inc.
1132 Bishop Street
Suite 2200
Honolulu, HI 96813

TERRITORIAL SAVINGS BANK
401(K) PLAN

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

[Letterhead of KPMG LLP]

Report of Independent Registered Public Accounting Firm

The Profit Sharing and Retirement Committee
Territorial Savings Bank 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Territorial Savings Bank 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the change in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 26, 2012

TERRITORIAL SAVINGS BANK
401(K) PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets:
Investments, at fair value:
Mutual funds	$7,619,497	$7,567,043
Territorial Bancorp Inc. common stock	6,423,399	6,068,295
Money market funds	2,746,264	2,211,198
Annuities	14,506	—
Total investments at fair value	16,803,666	15,846,536

Notes receivable from participants	313,129	309,263
Interest receivable	2,709	—
Total assets	17,119,504	16,155,799

Liabilities:
Accounts payable	(95,189)	(2,907)
Total liabilities	(95,189)	(2,907)
Net assets available for benefits	$17,024,315	$16,152,892

See accompanying notes to financial statements.

TERRITORIAL SAVINGS BANK
401(K) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2011 and 2010

	2011	2010
Additions:
Additions to net assets attributed to:
Investment income:
Net (depreciation)/appreciation in fair value of investments	$(238,393)	$1,290,861
Dividend and interest income	271,725	237,556
Interest income on notes receivable from participants	13,070	12,421
	46,402	1,540,838

Contributions:
Participant	1,047,651	1,074,916
Employer matching	49,071	68,651
Total additions	1,143,124	2,684,405

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(264,769)	(369,610)
Administrative expenses	(6,932)	(38,899)
Total deductions	(271,701)	(408,509)
Net increase	871,423	2,275,896

Net assets available for benefits:
Beginning of year	16,152,892	13,876,996
End of year	$17,024,315	$16,152,892

See accompanying notes to financial statements.

TERRITORIAL SAVINGS BANK
401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Plan Description

The Territorial Savings Bank 401(k) Plan (the Plan) is a defined contribution plan and is available to eligible employees of Territorial Savings Bank (the Employer). In July 2009, the Employer’s parent company, Territorial Bancorp Inc., completed an initial public offering. As a result of the conversion to a publicly held company, participants have the option to invest in the common stock of Territorial Bancorp Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following brief description of the Plan provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan.

The Employer serves as Plan administrator. Pentegra Services, Inc. and Reliance Trust Company served as Trustee and Custodian of the Plan, respectively, through November 30, 2011. As of December 1, 2011, the Plan retained Lincoln Financial Group and Wilmington Trust Company as its new Trustee and Custodian, respectively. Wilmington Trust Company currently holds the Plan’s investment assets and executes investment transactions.

(a)	Eligibility

For purposes of the Plan, an employee who has attained the age of 21 and completed three months of service is eligible to make elective contributions. However, the employee must complete 12 months of service to receive employer matching contributions.

(b)	Participant Contributions

Each participant may elect to defer up to 100% of their eligible compensation up to the maximum amount that will not cause the Plan to violate applicable provisions of the Internal Revenue Code (the Code). Effective October 1, 1987, voluntary contributions by participants to the profit sharing component of the Plan are not allowed. Voluntary contributions made prior to October 1, 1987 remain in the participant’s thrift account as 100% vested and nonforfeitable.

Participants may direct their investments into Territorial Bancorp Inc. common stock, certain mutual funds, and money market funds as allowed under the Plan. The contributions of participants who do not make elected investment options are invested into the Vanguard LifeStrategy Moderate Growth Fund.

Eligible participants may also elect to roll over distributions from a former employer’s qualified retirement plan to the Plan.

(c)	Employer Matching Contributions

The Employer may contribute on behalf of each participant an amount determined at the discretion of the Board of Directors. Employer matching contributions are allocated to the participants’ accounts in the proportion that each participant’s contribution bears to the total participant contributions for the plan year. The Employer is not obligated to make a matching contribution for any plan year. In 2011 and 2010, the Employer made matching contributions of $49,071 and $68,651, respectively.

(Continued)

TERRITORIAL SAVINGS BANK
401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(d)	Employer Discretionary Contributions

The Employer may make a discretionary contribution to the Plan as determined by the Board of Directors. Employer discretionary contributions are allocated to eligible participants’ accounts in the proportion that each participant’s eligible compensation bears to the eligible compensation of all such participants for the plan year. The Employer is not obligated to make a profit sharing contribution for any plan year. There were no discretionary contributions made during 2011 and 2010.

(e)	Participants’ Accounts and Forfeitures

The Plan administrator maintains separate accounts for each participant.

As of December 31 of each plan year, participants’ accounts are adjusted for (a) the participant’s contribution to the Plan, (b) the Employer’s 401(k) matching contribution for the year, (c) the profit or loss of the profit sharing and 401(k) trust fund (whether realized or unrealized) since the end of the immediately preceding year, (d) the aggregate of the Employer’s nonelective contributions for such year, and (e) an allocation of expenses. Investment earnings and losses and any fees and expenses paid from the Plan are allocated to participants’ accounts based on each participant’s proportionate share.

Forfeitures of employer nonelective contributions may be used to offset plan expenses. There were no forfeitures in 2011 and 2010.

(f)	Distributions and Withdrawals

Distribution of a participant’s account will be made at such time as a participant ceases employment, becomes disabled, or dies. Distributions from the Plan will be paid in the form of cash or, if a participant’s vested balance includes Territorial Bancorp Inc. common stock, they may elect to receive a distribution of those shares. If a participant’s vested interest in his or her account is $1,000 or less, the participant’s vested interest may be distributed in a lump sum as soon as practicable. No consent of the participant is required for this involuntary cash out to be made.

A participant may also, with approval, make a hardship withdrawal for medical expenses that would qualify for deductions by the participant under Section 213 of the Code. Any withdrawals for medical reasons will be limited to the participant’s elective deferral under the Plan less the sum of all prior distributions. A participant may, with the Plan administrator’s approval, obtain a cash loan from the Plan subject to specified limitations.

(g)	Expenses

All expenses incurred in the administration of the Plan have been paid from the funds of the Plan to the extent not paid by the Employer.

(h)	Vesting

Participant contributions and the Employer’s matching contributions are immediately vested.

(Continued)

TERRITORIAL SAVINGS BANK
401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(i)	Notes Receivable from Participants

Each participant may request a loan that, when added to the outstanding balance of all other loans to the participant, does not exceed the lesser of (i) $50,000 reduced by the excess of the highest outstanding balance of all loans to the participant from the Plan during the one-year period ending on the day before the loan date, over the outstanding balance of all loans to the participant from the Plan on the loan date or (ii) 50% of the participant’s total vested accrued benefit under the Plan as of the loan date.

The period of repayment for any loan cannot exceed five years from the date of the loan, except for loans granted to purchase a principal residence for which the applicable repayment period must be within any reasonable period as determined by the Plan administrator. Additionally, principal and interest on the loan must be paid in equal installments on at least a quarterly basis. The loans bear interest at prevailing rates. Each loan must be made against collateral, being the assignment of the participant’s entire right, title, and interest in and to the participant’s account, supported by the borrower’s collateral promissory note for the amount of the loan. Notes receivable from participants outstanding amounted to $313,129 and $309,263 at December 31, 2011 and 2010, respectively. At December 31, 2011, participant loans bear interest ranging from 4.00% to 8.25%, and mature in years beginning in 2012 through 2025.

(j)	Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accrued benefits.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Cash and cash equivalents and money market funds are valued at cost. Shares of mutual funds and common stock are valued at the closing price reported on the active market on which the securities are traded at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments includes realized and unrealized changes in fair value of investments bought, sold, and held during the year.

(Continued)

TERRITORIAL SAVINGS BANK
401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(c)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Use of Estimates

The preparation of the financial statements requires management of the Plan to make a number of estimates and assumptions relating to the reported amounts of assets and changes therein and the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.

(f)	Risks and Uncertainties

The Plan may invest in various types of investment securities, including shares of Territorial Bancorp Inc. common stock. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. The value, liquidity, and related income of these securities may be sensitive to changes in economic conditions, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(3)	Tax Status

The Plan is a prototype profit sharing and 401(k) plan, which has received approval from the Internal Revenue Service for use as a prototype plan by a letter dated September 30, 2008. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and the Plan is exempt from income tax. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(Continued)

TERRITORIAL SAVINGS BANK
401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(4)	Fair Value Measurements

The Plan measures its financial assets, financial liabilities, and nonfinancial items that are recognized or disclosed at fair value in its financial statements on a recurring basis at fair value in accordance with the Fair Value Measurements and Disclosures topic of the FASB ASC. The topic establishes a fair value hierarchy that prioritizes the valuation inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

●	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

●	Level 3 inputs are unobservable inputs for the asset or liability.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Cash and cash equivalents and money market fund: Valued at cost. The Plan believes that cost accurately reflects the fair value of these investments.

Mutual funds and common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Annuities: The stable value account invests in investment contracts with companies which are fully benefit-responsive. This investment is presented at the fair value of units held by the plan as of December 31 in the statements of net assets available for benefits, including separate disclosure, if any, of the adjustment to contract value, which is equal to principal balance plus accrued interest. An investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate, and (iii) the duration of the underlying portfolio securities.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)

TERRITORIAL SAVINGS BANK
401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The Plan’s assets measured at fair value on a recurring basis were classified as follows:

		Fair value of measurements at reporting date using
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2011:
Money market funds	$2,746,264	$2,746,264	—	—

Mutual funds:
Balanced funds	3,417,900	3,417,900	—	—
Stock – large cap funds	1,967,285	1,967,285	—	—
Bond funds	1,206,074	1,206,074	—	—
International funds	540,797	540,797	—	—
Stock – small cap funds	487,441	487,441	—	—

Total mutual funds	7,619,497	7,619,497	—	—

Common stock – financial	6,423,399	6,423,399	—	—

Annuities	14,506	—	14,506

Total	$16,803,666	$16,789,160	14,506	—

		Fair value of measurements at reporting date using
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2010:
Money market funds	$2,211,198	$2,211,198	—	—

Mutual funds:
Balanced funds	3,300,086	3,300,086	—	—
Stock – large cap funds	2,040,215	2,040,215	—	—
Bond funds	1,055,236	1,055,236	—	—
International funds	631,383	631,383	—	—
Stock – small cap funds	540,123	540,123	—	—

Total mutual funds	7,567,043	7,567,043	—	—

Common stock – financial	6,068,295	6,068,295	—	—

Total	$15,846,536	$15,846,536	—	—

As of December 31, 2011 and 2010, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.

(Continued)

TERRITORIAL SAVINGS BANK
401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The Plan’s investment in balanced funds is comprised of a series of broadly diversified retirement funds, each with a different investment composition, based on the respective target retirement-based objectives of the fund. Each fund’s investment composition will vary with a more conservative portfolio for approaching retirement dates. Such funds are primarily comprised of an allocation of U.S. stocks and bonds, and international stocks in order to diversify risks.

The Plan’s investment in bond funds is primarily comprised of U.S. corporate and U.S. government bonds.

(5)	Investments

Investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2011 and 2010 are as follows:

	2011	2010
Money market funds:
Vanguard Prime Money Market Fund	$2,337,515	$1,915,318
Other	408,749	295,880
	2,746,264	2,211,198

Mutual funds:
Vanguard Windsor II Fund	1,236,049	1,404,511
Vanguard Total Bond Market Index Fund	1,206,074	1,055,236
Vanguard LifeStrategy Moderate Growth Fund	1,191,404	1,231,017
Other	3,985,970	3,876,279
Total mutual funds	7,619,497	7,567,043

Common stock:
Territorial Bancorp, Inc. common stock	6,423,399	6,068,295
Other	14,506	—
	$16,803,666	$15,846,536

During 2011, the Plan’s investments in mutual funds and common stocks (including gains and losses on investments bought, sold, and held during the year) depreciated in value by $149,669 and $88,724, respectively, and appreciated in value by $744,276 and $546,585 during 2010, respectively.

(6)	Related-Party Transactions

In 2011 and 2010, the Plan invests in common shares of Territorial Bancorp Inc. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

(7)	Subsequent Events

There were no material subsequent events that have occurred, which would require recognition or disclosure in the financial statements.

TERRITORIAL SAVINGS BANK
401(K) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity dates, rate of interest, collateral, par, or maturity value	(d) Current value
	Vanguard Prime Money Market Fund	Money market fund, 2,337,515 shares	$2,337,515
	Wilmington Prime Money Market Fund	Money market fund, 408,748 shares	408,749

			2,746,264

	Vanguard Windsor II Fund Investor Shares	Mutual fund, 47,946 shares	1,236,049
	Vanguard Total Bond Market Index Fund Signal Class	Mutual fund, 109,643 shares	1,206,074
	Vanguard LifeStrategy Moderate Growth Fund	Mutual fund, 62,182 shares	1,191,404
	Vanguard LifeStrategy Growth Fund	Mutual fund, 34,411 shares	726,076
	Vanguard International Growth Fund Investor Shares	Mutual fund, 33,076 shares	540,797
	Vanguard Target Retirement 2015 Fund	Mutual fund, 39,785 shares	489,353
	Vanguard Small Cap Index Fund Signal Class	Mutual fund, 16,205 shares	487,441
	Vanguard Growth Index Fund Investor Shares	Mutual fund, 12,464 shares	396,232
	Vanguard 500 Index Fund Signal Class	Mutual fund, 3,502 shares	335,004
	Vanguard Target Retirement 2010 Fund	Mutual fund, 13,370 shares	299,898
	Vanguard LifeStrategy Conservative Growth Fund	Mutual fund, 15,460 shares	250,768
	Vanguard Target Retirement 2025 Fund	Mutual fund, 11,278 shares	138,379
	Vanguard Target Retirement 2020 Fund	Mutual fund, 4,486 shares	97,304
	Vanguard Target Retirement 2050 Fund	Mutual fund, 3,183 shares	64,957
	Vanguard Target Retirement 2045 Fund	Mutual fund, 4,658 shares	59,945
	Vanguard Target Retirement Income Fund	Mutual fund, 3,531 shares	40,717
	Vanguard Target Retirement 2030 Fund	Mutual fund, 1,559 shares	32,624
	Vanguard Target Retirement 2035 Fund	Mutual fund, 1,814 shares	22,698
	Vanguard Target Retirement 2040 Fund	Mutual fund, 184 shares	3,777

	Total mutual funds		7,619,497

*	Territorial Bancorp Inc.	Common stock, 324,266 shares	6,423,399

*	Participant loans	51 loans, with interest rates ranging from 4.00% to 8.25%, maturing in years beginning in 2012 through 2025	313,129

	Lincoln Financial Group Stable Value	Annuities, 14,506 shares	14,506

	Interest receivable	Interest receivable relating to mutual and money market funds	2,709

			$17,119,504

* A party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Territorial Savings Bank 401(k) Plan

Date: June 28, 2012	By:	/s/ Karen J. Cox
Karen J. Cox
Senior Vice President

EXHIBIT INDEX

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm